UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*



                              Cytec Industries Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   232820 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 28, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        | |  Rule 13d-1(b)
        |X|  Rule 13d-1(c)
        | |  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232820 10 0                     13G
---------------------


   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         UCB SA

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|

   3     SEC USE ONLY

   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Belgium

                              5  SOLE VOTING POWER
         NUMBER OF               5,772,857
          SHARES
       BENEFICIALLY           6  SHARED VOTING POWER
         OWNED BY                - 0 -
           EACH
         REPORTING            7  SOLE DISPOSITIVE POWER
        PERSON WITH              5,772,857

                              8  SHARED DISPOSITIVE POWER
                                 - 0 -

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,772,857

  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES  [ ]

  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         12.6%

  12     TYPE OF REPORTING PERSON
         CO

Item 1.

     (a)       Name of Issuer:

               Cytec Industries Inc.

     (b)       Address of Issuer's Principal Executive Offices:

               Five Garret Mountain Plaza
               West Paterson, NJ 07424

Item 2.

     (a)       Name of Person Filing:

               UCB SA, a Belgian societe anonyme

     (b)       Address of Principal Business Office:

               Allee de la Recherche 60, 1070 Brussels, Belgium

     (c)       Citizenship:

               Belgium

     (d)       Title of Class of Securities:

               Common Stock, par value $0.01 per share

     (e)       CUSIP Number:

               232820 10 0

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

     (a) |_| Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

     (b)  |_|  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)


     (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

     (d) |_| Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8)

     (e) |_| Person registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state.

     (f) |_| Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

     (g) |_| Parent Holding Company or Control Person in accordance with ss.240.13d-1(b)(ii)(G)

     (h) |_| Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

     (i) |_| Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

     (j)  |_|  Group in accordance with ss.240.13d-1(b)(1)(ii)(J)

Item 4.        Ownership.

     (a)       Amount Beneficially Owned:

               See response to Item 9 on page 2.

     (b)       Percent of Class:

               See response to Item 11 on page 2.

     (c)       Number of shares as to which such person has:

                 (i)  Sole power to vote or to direct the vote:
                      See response to Item 5 on page 2.
                (ii)  Shared power to vote or to direct the vote:
                      See response to Item 6 on page 2.
               (iii)  Sole power to dispose or to direct the disposition of:
                      See response to Item 7 on page 2.
                (iv)  Shared power to dispose or direct the disposition of:
                      See response to Item 8 on page 2.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that     |_|
               as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: February 28, 2005

                                        UCB SA

                                        By: /s/ Mohamed Chaoui
                                           -------------------------------------
                                           Name:  Mohamed Chaoui
                                           Title: Head of Corporate M&A


                                        By: /s/ Bernard Lauwers
                                           -------------------------------------
                                           Name:  Bernard Lauwers
                                           Title: Group Controller